SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549


                       SCHEDULE 13D/A
          Under the Securities Exchange Act of 1934
                      Amendment No. 29


                     MAGMA POWER COMPANY
                      (Name of Issuer)


           COMMON STOCK, par value $0.10 per share
               (Title of Class of Securities)

                         559194-10-5
                       (CUSIP Number)


                        John Scriven
             Vice President and General Counsel
                  The Dow Chemical Company
                       2030 Dow Center
                   Midland, Michigan 48674
                       (517) 636-5914
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)



                      January 12, 1995
   (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].


Check the following box if a fee is being paid with this statement [ ].

                    CUSIP No. 559194-10-5

1)  Name of Reporting Persons.          The Dow Chemical Company
    S.S or I.R.S. Identification        I.R.S. Identification No.
    Nos. of Above Persons               38-1285128.


2)  Check the Appropriate Box if a           (a)     [  ]
    Member of a Group                        (b)     [  ]


3)  SEC Use Only


4)  Source of Funds                          WC,00


5)  Check Box if Disclosure of Legal
    Proceedings is Required Pursuant         [  ]
    to Items 2(d) or 2(e)


6)  Citizenship or Place of Organization     Delaware


Number of       7)  Sole Voting Power        1,359,830
Shares
Beneficially    8)  Shared Voting Power      0
Owned by
Each            9)  Sole Dispositive Power   1,359,830 FN 1
Reporting
Person With    10)  Shared Dispositive Power 0


11)   Aggregate Amount Beneficially          1,359,830
      owned by Each Reporting Person


12)   Check Box if the Aggregate Amount      [  ]
      in Row (11) Excludes Certain Shares


13)   Percent of Class Represented by
      Amount in Row (11)                     5.7%


14)   Type of Reporting Person               CO

[FN]
FOOTNOTE TO PRECEDING COVER PAGE:

1. 327,405 of the reported shares are held in escrow (the "Escrowed
   Shares") for delivery upon the exchange of the 5-3/4% Subordinated Exchangeable Notes due April 1, 2001 issued by The Dow Chemical Company ("Dow"). Pursuant to the terms and conditions of an Escrow Agreement dated as of April 1, 1991 between Dow and Morgan Guaranty Trust Company of New York, as Escrow Agent, Dow retained the right to vote the Escrowed Shares and to direct the disposition thereof under certain limited circumstances.

This Amendment No. 29 to the Statement on Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Common Stock"), of Magma Power Company ("Magma") owned by The Dow Chemical Company ("Dow"). It is being filed to reflect the election by certain Dow bondholders to exchange their investment into shares of the Common Stock of Magma.


      ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement on Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

48. During the period of November 23, 1994 through January 12, 1995, the holders of $137,725,000 principal amount of the 5 3/4% Subordinated Exchangeable Notes due April 1, 2001 issued by Dow (the "Notes") elected to exchange their Notes for 3,672,600 shares of the Common Stock of Magma. This series of transactions leaves 327,405 shares of the Common Stock of Magma in escrow for delivery upon the exchange of the remaining $12,275,000 principal amount of the Notes.

                          SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE DOW CHEMICAL COMPANY


Date:  January 16, 1995            By:  /s/ Enrique C. Falla
                                   Enrique C. Falla
                                   Executive Vice President
                                   and Chief Financial Officer

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